EXHIBIT 99.6

FINANCING ADVISORY SERVICES AGREEMENT

This Agreement is made effective as of the 5th day of November, 2009, by and between Harvest Partners, L.P. (“Harvest”) and Associated Materials LLC, a Delaware limited liability company (“AMI”).

WHEREAS, in connection with a restructuring of the capitalization of AMI, AMI intends to arrange borrowing facilities with one or more financial institutions unaffiliated with Harvest in an aggregate amount of up to $300 million (the “Financing”);

WHEREAS, Harvest, together with its officers, employees, agents and affiliates, is experienced in the field of obtaining debt financing and is willing to act as a financial advisor to AMI; and

WHEREAS, AMI is desirous to avail itself of the assistance and expertise of Harvest in arranging the Financing;

NOW, THEREFORE, the parties do hereby agree as follows:

1. Services of Harvest. Harvest shall assist AMI in arranging the Financing. In connection therewith, Harvest may, solely in its discretion and on behalf of AMI:

(a) seek out financial institutions that may provide the Financing;

(b) enter into negotiations with banks and other financial institutions regarding the terms and conditions upon which the Financing is to be provided;

(c) advise, conduct and participate in the negotiation and drafting of any agreements, contracts, or other documents relating to the placement of the Financing; and

(d) take all such other actions as it may deem necessary to arrange for the Financing.

2. Fees. In consideration of the services contemplated by Section 1 hereof, AMI shall pay to Harvest a fee in the amount of 0.333% of the aggregate amount of the Financing, payable upon completion of the Financing.

3. Reimbursement. AMI shall pay reasonable out-of-pocket expenses incurred by Harvest in connection with the performance of Harvest’s services under this Agreement, including, but not limited to, fees and disbursements of Harvest’s legal counsel.

4. Cooperation and Information. AMI shall cooperate with Harvest in the performance of its obligations hereunder and shall furnish Harvest with such information as Harvest may request (all such information so furnished hereinafter referred to as the “Information”). AMI recognizes and confirms that Harvest:

(a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same;

(b) does not assume responsibility for the accuracy or completeness of the Information; and

(c) will not make an appraisal of any of the assets of AMI.

All Information so furnished to Harvest will be kept confidential by Harvest, except such Information as is in the public domain or as AMI agrees may be disclosed or as Harvest is required by law to disclose; provided, however, that Harvest may provide such Information as it deems necessary or appropriate to financial institutions in connection with obtaining, negotiating or arranging the Financing in accordance with the terms of this Agreement.

5. Termination. Subject to the provisions of Paragraph 6 hereof, which shall survive any termination of this Agreement, this Agreement shall terminate on the earlier of the day after the consummation of the Financing and April 6, 2010, unless extended by the parties’ mutual consent.

6. Indemnification. AMI shall:

(a) indemnify Harvest and hold it harmless against any losses, claims, damages or liabilities to which Harvest may become subject arising in any manner out of or in connection with the rendering of services by Harvest hereunder, unless it is finally judicially determined that such losses, claims, damages or liabilities arose primarily out of the gross negligence or bad faith of Harvest; and

(b) reimburse Harvest immediately for any legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending any lawsuits or other proceedings arising in any manner out of or in connection with the rendering of services by Harvest hereunder; provided, however, that in the event a final judicial determination is made that the alleged losses, claims, damages or liabilities arose primarily out of the gross negligence or bad faith of Harvest, Harvest will remit to AMI any amounts reimbursed under this subparagraph 6(b). AMI agrees that (i) the indemnification and reimbursement commitments set forth in this paragraph shall apply whether or not Harvest is a formal party to any such lawsuits, claims or other proceedings, (ii) Harvest is entitled to retain separate counsel of its choice at the expense of AMI in connection with any of the matters to which such commitments relate, and (iii) such commitments shall extend upon the terms set forth in this paragraph to any controlling person, director, officer, employee or agent of Harvest; provided, however, that to the extent that Harvest retains separate counsel in connection with any matters set forth in this subparagraph 6(b), such counsel shall coordinate its efforts with counsel to AMI.

7. Amendments. No amendment or waiver of any provision of this Agreement, or consent to any departure by either party from any such provision, shall be effective unless the same shall be in writing and signed by the parties to this Agreement and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

8. Notices. All notices hereunder shall, in the absence of receipted hand delivery, be deemed duly given when mailed, if the same shall be sent by registered or certified mail, return receipt requested, and the mailing date shall be deemed the date from which all time periods pertaining to a date of notice shall run. Notices shall be addressed to the parties at the following addresses:

If to Harvest, to:

Harvest Partners, L.P.

280 Park Avenue, 25th Floor

New York, NY 10017

Attention: Christopher D. Whalen

If to AMI, to:

Associated Materials LLC

3773 State Road

Cuyahoga Falls, Ohio 44233

9. Entire Agreement. This Agreement shall constitute the entire Agreement between the parties with respect to the subject matter hereof, and shall supersede all previous oral and written (and all contemporaneous oral) negotiations, commitments, agreements and understandings relating thereto.

10. Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York (without regard to the conflicts of laws provisions thereof or of any other jurisdiction) and shall inure to the benefit of, and be binding upon, Harvest and AMI and their respective successors and assigns.

11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument

IN WITNESS WHEREOF, each of the parties has caused this Financing Advisory Services Agreement to be executed and delivered by its duly authorized officer or agent on the date first written above.

HARVEST PARTNERS, L.P.

By:	/s/ C. D. Whalen
	Name:	C. D. Whalen
	Title:	Principal

ASSOCIATED MATERIALS LLC

By:	/s/ Stephen E. Graham
	Name:	Stephen E. Graham
	Title:	Vice President – Chief Financial Officer, Treasurer and Secretary

Signature Page to Fee Advisory Agreement